Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

Better Together

Greetings,

It is our pleasure to once again have this opportunity to communicate with the entire Gentiva team regarding the ongoing integration with Kindred. We are working hard to ensure that this transition is as seamless as possible for everyone.

Last week we had another very productive face-to-face meeting of our integration teams in Louisville, KY. While there are a number of decisions that still need to be made that will influence the combined company, we are proud of the progress we have made to date. We are more confident than ever that we will produce a smooth transition.

We continue to receive great questions, and now we’d like the opportunity to respond to many of those we received since the last edition.

EMPLOYMENT STATUS

I currently work part time with Gentiva, which allows me more time to spend with my young family. I am worried that after 2015, I will be expected to work full time hours.

The combined company will continue to value the role that our part-time – and our per diem/PRN – employees play in ensuring our ability to effectively care for our patients.

November 20, 2014

KINDRED HEALTHCARE’S MISSION is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve.

OUR KEY SUCCESS FACTORS

Take Care of Our People Take Care of Our Patients, Residents and Customers Grow Be Efficient Manage Our Capital Wisely Organizational Excellence Through Performance

Improvement

Gentiva’s Mission is to improve quality of life and patient independence through the delivery of compassionate care and uncompromising service.

continued

I currently work for Kindred part-time under RehabCare. I also work for Gentiva PRN. How will this merger affect my current status with both companies?

Thank you for your commitment and service to both organizations. After the transaction is complete, we will be one single company, and we will offer PRN, part-time and full time employment opportunities. We will evaluate each employee’s status on an individual basis.

I am confused about how you will determine years of service. I left RehabCare and joined Gentiva. I am assuming my years of service will be based off my start date with Gentiva; however, would it be possible to use my original hire date with RehabCare?

Thank you for all of your years of service! We truly value your commitment and want to honor your years of dedication to both organizations. Each case is unique, but it appears in your case that we would use your start date with RehabCare to determine your years of service. In general, we will review each individual’s start date, and consider any breaks in service and tenure to determine benefits and seniority. If you worked for a company that was acquired by Gentiva or by Kindred, your service with the acquired company will also be evaluated.

Many Gentiva employees work virtual/remote for various departments and in various roles. Will Kindred embrace these types of positions? Or, will we expect to see these positions change?

Kindred appreciates the need for flexibility in schedules and work locations. The integration team is working to establish whether there would be any change in these practices.

If an employee were to go from Gentiva to Kindred before the merger is complete in the first quarter in 2015, would he/she carry over their time of service from Gentiva to Kindred? Or would he/she be considered a new employee with Kindred?

If an employee were to leave Gentiva before the merger is complete, their service time would not initially carry over to Kindred. We will, however, review each individual on a case by case basis.

ELECTRONIC MEDICAL RECORDS

Regarding EMR, we had been led to believe that we were looking at the light at the end of the tunnel going into 2015. Will we undergo a formal, transparent, and data-driven process, engaging a broad swath of stakeholders, to ultimately arrive at the best solution?

We believe that avoiding disruption to our patient care is a critical priority for the integration. We want our patients to continue receiving the same level of quality care throughout the transition and are purposefully and diligently working through the EMR decisions. While we recognize that this solution has been a long time in the making, we are not rushing any decisions and will plan to provide regular updates until the deal closes. However, our goal is to implement the most appropriate EMR for our patients and our providers as promptly and efficiently as possible. We will initiate a steering committee of key stakeholders – business leaders, clinicians, and technologists – who will look at this question immediately following the closing of the transaction. But because this is a complex question with fairly significant implications to the future of our company, and our industry, it will be many months, or maybe even many quarters before we arrive at a conclusion.

At Gentiva Hospice, we were hoping to see an EMR implemented by early 2015. Will we be using Kindred’s software instead? When would that transition take place?

The integration teams are still undergoing a process to determine what the EMR will look like for the combined company. When we have a clearer picture, we will provide more information.

401K

Will a Gentiva employee’s 401(k) roll over automatically to a Kindred retirement plan? What retirement plan does Kindred offer?

We anticipate that after the close of the transaction, the Gentiva 401(k) plan will merge into the Kindred plan in 2016. At present, Kindred’s 401K retirement plans are managed by T. Rowe Price.

continued

I currently have a loan from my Gentiva 401(k) and I am repaying it through payroll deduction. Will there be any impact on my loan in 2015 or 2016? I am concerned with the wording in the loan documents that state if employment with Gentiva is terminated, the loan repayment would be due in full. Since Gentiva employees will now be Kindred employees, I am not sure what this would mean for the loan.

The completion of the merger is not a termination of employment from Gentiva, so your loan will not be due in full at that time. Your 401(k) plan and the loan repayment process will not change after close in 2015. When the Gentiva 401(k) plan merges into the Kindred 401(k) plan in 2016, you will be able to continue your loan payments within the Kindred 401(k) plan. Again, your transition experience is critical and it is our goal to be as transparent and supportive as possible over the coming months.

I have 20 years service in operational management and recently retired to “per diem” status and I have not been able to roll over my 401(k) to my personal IRA account. Will I be able to roll this over at the time of acquisition to my IRA or will Kindred assume custodian of this Gentiva 401(k) account and continue to hold it until that time?

Per federal tax law, you must terminate employment to be able to roll your 401(k) into your personal IRA, and a change to per diem status is not considered a termination of employment. The completion of the transaction in early 2015 is also not considered a termination. The Gentiva 401(k) plan will be merged into the Kindred 401(k) plan in 2016.

OFFICE LOCATIONS

What will happen to IT support here in Kansas City?

As we have reported in previous editions of Better Together, the Kansas City offices will continue to play an important role in the operations of our combined company.

I know that Kindred recently acquired Senior Home Care in South Florida. When the merger takes place with Gentiva will we all be one company or will we operate separately?

After the transaction closes, the combined company will be integrated into one single entity as we all work together to deliver on our Mission and commitment to our patients. We will work market by market to ensure a smooth transition.

PAYROLL

Currently per diem employees are receiving their paychecks every Friday, will that remain the same?

There will be no changes to payroll services or cycles for Gentiva employees in 2015. As we continue working through the integration process for the combined company, we will be sure to share details with you.

Gentiva employees are currently paid per visit. Does Kindred at Home pay per visit or salary? Does Kindred pay weekly or biweekly?

The harmonization of pay practices and payroll cycles for the combined company is part of our integration process as we look to identify best practices from both organizations. Depending on position and, in some situations, location, Kindred employees may be paid a salary, per visit, or hourly. The majority of Kindred employees are paid bi-weekly, although many are paid semi-monthly or weekly. Kindred employees have the option to enroll in Paperless Pay that provides 24/7, online access to payroll information.

PTO

What happens to PTO left at end of the year? Does it roll over to a bank or is it paid out?

As we have shared in previous Better Together issues, over the coming months we will be reviewing all benefits plans of both companies and determining our path forward. As we learn more, we will be sure to share it with everybody.

continued

STOCK

I am still confused on the stock buyout. Can I keep my shares in the market and not receive a check? I do not want to pay capital gains on these funds. I would prefer they remain and grow toward my retirement. I understand they cannot be rolled into Kindred stock, are there any other options?

The option to roll over existing Gentiva shares into Kindred shares does not exist. All Gentiva shares will receive the agreed-upon payout at close of $14.50 in cash and 0.257 shares of Kindred common stock. You can go back out into the market with that payout and purchase Kindred shares with that money if you wish.

EMPLOYMENT OPPORTUNITIES

Will there be any opportunities to relocate to another state for employees as the merger moves forward?

After the transaction closes in early 2015, the combined company will have a significant presence in local communities in 2,869 locations throughout 47 states. This nationwide presence offers new employment opportunities within the combined company.

MISCELLANEOUS

As it stands now, most Gentiva clinicians are pay-per-visit with a productivity requirement of 30-35 visits per week. While I understand that it is important to stay productive, I would like for there to be consideration that our caseload varies depending on referrals, supervisory visits, and reassessments. Also, in very rural areas, there are often many miles between patient homes, making for longer driving times. It is not uncommon for a workday that begins at 8:00 to end after 5:00 with little to no breaks throughout the day, including lunch, and for productivity to still not be met as therapy visits tend to last longer than nursing visits, depending on the patient’s involvement.

At Kindred we also have productivity goals, but it is our intention to provide all of our employees with the tools and technology that make it easier for everyone to reach stated

goals. In terms of hours worked and break times, Kindred structures our pay practices and employees’ schedules in compliance with all wage and hour laws and requirements.

I am a “seasonal” per diem employee (retired MCP), and have been filling in for vacations and vacancies the past several summers. Currently, the Branch Directors have been able to re-activate me in the system when they need me. Will I be able to continue doing this under Kindred, or will I be terminated? I am available May-October.

Kindred employs many individuals who work on a part time or per diem basis. Per diem employees are scheduled on an as needed basis.

Will all processes be evaluated for efficiency even if the current software and billing practices remain the same? Having experience from various home care agencies, I see areas of improvement that could help the local branches as well as the bottom line.

As we move further into the integration of the companies, our goal is to apply the best and most efficient practices in all that we do.

Gentiva has been under a ‘no shred’ order for years now. When this merger is finalized, will we finally be able to shred again? Or worse yet, will Kindred be subjected to this ‘no shred’ order as well? Right now, Gentiva is spending countless hundreds and hundreds of dollars storing “OK TO SHRED” boxes in Iron Mountain.

At this time, we don’t intend to change anything. We will advise when, and if, any changes occur.

Once again, thank you for your support and continued patience as we move through this process. Our integration teams will be addressing many details over the next several months in order to make the transition as smooth as possible, and as we begin to develop our go-forward strategy, we promise to share the information with you.

continued

As a reminder, we encourage you to submit any questions you may have to GentivaBetterTogether@ kindred.com, so that we may communicate with you openly and transparently. Also, to see past issues of Better Together, go to www.kindred.com/employees and click on the PDFs on the main page.

We want to remind everyone until closing we need to continue to act independently. From a legal and business perspective, it is critically important to maintain Gentiva’s business as completely independent from Kindred’s until the closing is complete.

With Thanksgiving next week, we want to take this opportunity to express our gratitude – we are truly thankful for each and every one of you and the work you do each day. We wish you and your loved ones a happy and healthy Thanksgiving!

Warm Regards,

Ben Breier Jon Rousseau David Causby

President and COO of President, Kindred at Home, President and COO of Gentiva

Kindred Healthcare Kindred Healthcare

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination transaction between Kindred Healthcare, Inc. (“Kindred”) and Gentiva Health Services, Inc. (“Gentiva”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Kindred based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Kindred’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Kindred and Gentiva. In connection with the proposed merger, Kindred intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, as well as Kindred’s other public filings with the SEC, may be obtained without charge at Kindred’s website at www.kindredhealthcare.com.

Participants in Solicitation

Kindred and its directors and executive officers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.